FILED BY SNYDER COMMUNICATIONS, INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES
                                  ACT OF 1933 AND DEEMED FILED PURSUANT TO
                                  RULES 14a-12 AND 14d-2 OF THE SECURITIES
                                  EXCHANGE ACT OF 1934


                                  COMMISSION FILE NO.: 333-43362
                                  SUBJECT COMPANY:  SNYDER COMMUNICATIONS, INC.


         On September 14, 2000, Snyder Communications, Inc. sent to holders of options to purchase SNC common stock and Circle.com common stock of the Company the following materials related to the proposed acquisition of Snyder Communications, Inc. by Havas Advertising.


snyder|communications
memo

                    to    Snyder Communications SNC Option Holders

                  from    Dave Pauken

                    cc

                  date    September 14, 2000

                    re    STOCK OPTION CONVERSION

         As you may know by now, the proposed merger between Snyder Communications and Havas Advertising, in which Snyder Communications will become a subsidiary of Havas Advertising, is expected to become effective on September 26, 2000. Upon completion of the merger, outstanding options to purchase shares of SNC common stock will be converted into options to purchase Havas Advertising American Depositary Shares (ADSs) (see example of conversion below). Likewise, all outstanding shares of SNC common stock will be exchanged for Havas Advertising ADSs at the time of the merger. The following communication addresses some of the questions that you may have related to your outstanding SNC options.

         Q.       WHAT ARE HAVAS ADVERTISING ADSS?

                  A. A Havas Advertising "ADS," which stands for American Depositary Share, is a security that allows shareholders to more easily hold and trade interests in Havas Advertising in the U.S. after the merger. Havas Advertising is a French company that issues



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to         Snyder Communications SNC Option Holders
date       September 14, 2000
           Page 2

                           ordinary shares, which are traded on the Paris Bourse (the French national stock exchange) and are equivalent in many respects to common stock in a U.S. company. Each Havas Advertising ADS will represent one ordinary share of Havas Advertising. Havas Advertising ADSs generally will be similar to the underlying Havas Advertising shares and carry substantially the same rights. However, only Havas Advertising ADSs will be quoted on the Nasdaq National Market System.

         Q.       WILL HAVAS ADVERTISING ADSS BE PUBLICLY TRADED IN THE U.S.?

                  A. Yes, following the merger, Havas Advertising ADSs will be publicly traded in the U.S. and quoted on the Nasdaq National Market System under the symbol "HADV."


         Q.       WHAT WILL HAPPEN TO MY SNC OPTIONS WHEN THE MERGER OCCURS?

                  A. As an SNC option holder (whether your options are vested or unvested at the time of the merger), your SNC options will be automatically converted in the merger into options to purchase Havas Advertising ADSs.

         Q.       WHAT WILL HAPPEN TO MY CIRCLE.COM OPTIONS WHEN THE MERGER
                  OCCURS?

                  A. As a Circle.com option holder, you will continue to hold your Circle.com options in Snyder Communications after the merger. At that time, Snyder Communications will be a subsidiary of Havas Advertising and the Circle.com common stock will continue to be traded on the Nasdaq National Market System under the symbol "CIRC."

         Q.       HOW WILL MY SNC OPTIONS BE CONVERTED INTO HAVAS ADVERTISING
                  OPTIONS?

                  A. The number of Havas Advertising ADS options that you receive will be based on the number of SNC options that you hold at the time of the merger. Your SNC options will be converted into options to purchase Havas Advertising ADSs using the same ratio that will be used to exchange outstanding SNC shares for Havas Advertising ADSs at the time of the merger.

                           Your exercise price per Havas Advertising ADS option will be determined by dividing the aggregate exercise (strike) price of your SNC options by the number of Havas Advertising ADS options that you receive. Therefore, your total exercise price at the time of the merger will not change as a result of the conversion.

                           If you have more than one SNC option grant, this calculation will be performed separately for each grant.

to         Snyder Communications SNC Option Holders
date       September 14, 2000
           Page 3


         EXAMPLE:
         --------

         Assumptions:

         o        Current SNC options: 1,000

         o        Exercise price per option: $20

         o        Total exercise price = $20,000 (1,000 x $20)

         o        Exchange ratio: Assume 1.25 Havas ADSs for each SNC share

         Conversion Results:

         o        HAVAS ADVERTISING ADS OPTIONS = 1,250 (1,000 SNC OPTIONS X
                  1.25)

         o HAVAS ADVERTISING ADS OPTION EXERCISE PRICE = $16.00 ($20,000 TOTAL SNC EXERCISE PRICE / 1,250 HAVAS ADS OPTIONS)


         Q.       HOW WILL THE EXCHANGE RATIO BE DETERMINED?

                  A. If the 20-day average closing price of Havas Advertising shares immediately prior to the merger is between 24.65 and 33.35, your SNC stock options will be converted into options to purchase Havas Advertising ADSs at a ratio equal to:

                                    $29.50 / 20-day average closing sales price of Havas Advertising shares on the Paris Bourse immediately prior to the merger, converted into U.S. dollars at the euro to U.S. dollar exchange rate on each trading day

                           However, if the 20-day average closing price of Havas Advertising shares immediately prior to the merger is greater than 33.35, your SNC stock options will be converted into options to purchase Havas Advertising ADSs at a ratio equal to:

                               $29.50 /  (33.35 x 20-day average euro to U.S.
                                           dollar exchange rate immediately
                                                 prior to the merger)


                           Alternatively, if the 20-day average closing price of Havas Advertising shares immediately prior to the merger is less than 24.65, then your SNC stock options will be converted into options to purchase Havas Advertising ADSs at a ratio equal to:

                               $29.50 /  (24.65 x 20-day average euro to U.S.
                                           dollar exchange rate immediately
                                                 prior to the merger)
to         Snyder Communications SNC Option Holders
date       September 14, 2000
           Page 4


         Q. IF I HAVE VESTED SNC OPTIONS BEFORE THE MERGER WILL MY HAVAS ADVERTISING ADS OPTIONS BE VESTED ALSO? WHAT ABOUT THE OTHER TERMS OF MY EXISTING SNC OPTIONS?

                  A. Vested SNC options will be converted into vested Havas Advertising ADS options. Unvested SNC options will be converted into unvested Havas Advertising ADS options. All other vesting provisions, expiration dates, etc. of the existing options will carry forward to the Havas Advertising ADS options.

         Q. WHEN IS THE LAST DAY THAT I WILL BE ABLE TO EXERCISE MY SNC OPTIONS BEFORE THEY ARE CONVERTED INTO HAVAS ADVERTISING ADS OPTIONS?

                  A. If you wish to exercise any vested SNC options before the merger, the exercise of your SNC options must be processed and completed by September 21st. We cannot guarantee that all exercises submitted on September 21st will be processed and completed on that day, so we encourage you to exercise before September 21st if you want to be sure your SNC options will be exercised prior to the merger. Of course only vested SNC options may be exercised. If the processing of any SNC options you have requested be exercised has not been completed by September 21st, then the option exercise will be cancelled and your SNC options will be converted into Havas Advertising ADS options as discussed above.

         Q. HOW SOON AFTER THE MERGER OCCURS WILL HAVAS ADVERTISING ADS OPTION HOLDERS (FORMERLY SNC OPTION HOLDERS) BE ABLE TO EXERCISE THEIR HAVAS ADVERTISING ADS OPTIONS? IS THERE A BLACKOUT PERIOD?

                  A. You will not be able to exercise your Havas Advertising ADS options for 10 business days after the merger occurs. This means that you will not be able to exercise options from and including September 22, 2000 through and including October 10, 2000 based on our current closing schedule. If the price of the SNC common stock, before the merger, or the Havas Advertising ADSs, after the merger, increases during that period , you will not be able to take advantage of the price increase by exercising your options and selling. The 10 business day period will allow for the administrative work of converting your SNC options to Havas Advertising ADS options to be completed. If that administrative work can be completed sooner, you will be notified accordingly.

         Q. WILL THERE BE ANY RESTRICTIONS ON MY ABILITY TO EXERCISE MY CIRCLE.COM OPTIONS AS A RESULT OF THE MERGER?

                  A. No. Your Circle.com options will remain outstanding after the merger and be subject to the same terms and conditions as were applicable prior to the merger. The merger will not affect your ability to exercise
to         Snyder Communications SNC Option Holders
date       September 14, 2000
           Page 5

                           your Circle.com options, and you can exercise vested Circle.com options both immediately before and after the merger.

         Q. WHAT HAPPENS IF I AM NO LONGER EMPLOYED DURING THE BLACKOUT PERIOD, DO I LOSE PART OF MY 90-DAY POST EMPLOYMENT EXERCISE PERIOD?

                  A. The 10 business-day blackout period will not count against the 90-day period that you have to exercise your options after your employment ends with the company.



         Q.       HOW WILL HAVAS ADVERTISING AWARD OPTIONS GOING FORWARD?

                  A. The Havas Advertising ADS option program is under formulation and will be communicated to employees after the merger.

         Q. AFTER THE MERGER CLOSES, WILL I CONTINUE TO USE MERRILL LYNCH AS MY BROKER WHEN I AM READY TO EXERCISE MY HAVAS ADVERTISING ADSS?

                  A. Havas Advertising expects to either continue to use Merrill Lynch following the merger to facilitate cashless exercises of Havas Advertising ADS options or create a similar arrangement with another financial institution to facilitate cashless exercises of Havas Advertising ADS options. Because of the structure of ADS programs, any arrangements to facilitate cashless exercise of Havas Advertising options may work differently than the current arrangement with Merrill Lynch. All option holders will be notified of any changes in cashless exercise procedures within 30 days after the merger.

         Q. AS AN SNC OPTION HOLDER, IS THERE ANYTHING THAT I NEED TO DO AT THIS POINT?

                  A. No. Within 30 days after the merger occurs Havas Advertising and/or Snyder Communications will send each SNC option holder a package that will include information regarding the assumption by Havas Advertising of your existing option agreement along with the calculation showing the conversion of your SNC options into Havas Advertising ADS options. These materials will also include instructions on how to exercise your Havas Advertising ADS options.

         Q.       IF I HAVE ANY QUESTIONS, WHOM SHOULD I CONTACT?

                  A. All questions should be directed to your operating unit's finance director.

         Q. HOW DO I FIND OUT MORE ABOUT THE MERGER OF HAVAS ADVERTISING AND SNYDER?

                  A. The proxy statement/prospectus related to the merger, which has been filed with the SEC by Havas Advertising and sent to the Snyder Communications stockholders, is included with this memo and also may
to         Snyder Communications SNC Option Holders
date       September 14, 2000
           Page 6


                           be accessed through the SEC's EDGAR database. You can access EDGAR from the SEC's web site, www.sec.gov.



Additional Information

Havas Advertising and Snyder Communications have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). SNYDER COMMUNICATIONS URGES INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, (33-1) 41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

SNYDER COMMUNICATIONS AND ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF SNYDER COMMUNICATIONS MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SNYDER COMMUNICATIONS SHAREHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC

                                   FILED BY SNYDER COMMUNICATIONS, INC.
                                   PURSUANT TO RULE 425 UNDER THE SECURITIES
                                   ACT OF 1933 AND DEEMED FILED PURSUANT TO
                                   RULES 14a-12 AND 14d-2 OF THE SECURITIES
                                   EXCHANGE ACT OF 1934

                                   COMMISSION FILE NO.: 333-43362
                                   SUBJECT COMPANY: SNYDER COMMUNICATIONS, INC.


         On September 14, 2000, Snyder Communications, Inc. sent to holders of options to purchase SNC common stock and Circle.com common stock of the Company the following materials related to the proposed acquisition of Snyder Communications, Inc. by Havas Advertising.


snyder|communications
memo

          to    Circle.com Option Holders

        from    Dave Pauken

          cc

        date    September 14, 2000

          re    CIRCLE.COM OPTIONS / HAVAS ADVERTISING MERGER


         As you may know by now, the proposed merger between Snyder Communications and Havas Advertising, in which Snyder Communications will become a subsidiary of Havas Advertising, is expected to become effective on September 26, 2000. The following communication addresses some of the questions that you may have related to your outstanding Circle.com options.

         Q.       WHAT WILL HAPPEN TO MY CIRCLE.COM OPTIONS WHEN THE MERGER
                  OCCURS?

                  A. As a Circle.com option holder, you will continue to hold your Circle.com options in Snyder Communications after the merger. At that time, Snyder Communications will be a subsidiary of Havas Advertising and the Circle.com common stock will continue to be traded on the Nasdaq National Market System under the symbol "CIRC."

         Q. WILL THERE BE ANY RESTRICTION ON MY ABILITY TO EXERCISE MY CIRCLE.COM OPTIONS AS A RESULT OF THE MERGER?

                  A. No. Your Circle.com options will remain outstanding after the merger and be subject to the same terms and conditions as were applicable prior to the merger. The merger will not affect your ability to exercise your Circle.com options, and you can exercise vested Circle.com options both before and after the merger.



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to         Snyder Communications SNC Option Holders
date       September 14, 2000
           Page 2


         Q. AFTER THE MERGER CLOSES, WILL I CONTINUE TO USE MERRILL LYNCH AS MY BROKER WHEN I AM READY TO EXERCISE MY CIRCLE.COM OPTIONS?

                  A. Havas Advertising will continue Snyder Communications'current arrangement with Merrill Lynch following the merger to facilitate cashless exercises of Circle.com stock options. If a decision is made later to change this arrangement, all Circle.com option holders will be notified in advance of the change.


         Q. AS A CIRCLE.COM OPTION HOLDER, IS THERE ANYTHING THAT I NEED TO DO AT THIS POINT?

                  A. No, your Circle.com options are not changing as result of the merger and you will continue to exercise these options through Merrill Lynch until further notice.

         Q.       IF I HAVE ANY QUESTIONS, WHOM SHOULD I CONTACT?

                  A. All questions should be directed to your operating unit's finance director.

         Q. HOW DO I FIND OUT MORE ABOUT THE MERGER OF HAVAS ADVERTISING AND SNYDER?

                  A. The proxy statement/prospectus related to the merger, which has been filed with the SEC by Havas Advertising and sent to the Snyder Communications stockholders, is included with this memo and also may be accessed through the SEC's EDGAR database. You can access EDGAR from the SEC's web site, www.sec.gov.


Additional Information

Havas Advertising and Snyder Communications have filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). SNYDER COMMUNICATIONS URGES INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising will be available free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, (33-1) 41 34 30 00. Documents filed with the SEC by Snyder Communications will be available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

to         Snyder Communications SNC Option Holders
date       September 14, 2000
           Page 3


SNYDER COMMUNICATIONS AND ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF SNYDER COMMUNICATIONS MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SNYDER COMMUNICATIONS SHAREHOLDERS IN FAVOR OF THE MERGER. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC.






















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